February 8, 2007

BY EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Attention:  John L. Krug, Esq.

Re:	Callisto Pharmaceuticals, Inc.
Form S-3 filed January 12, 2007
File No. 333-139971

Dear Mr. Krug:

This letter sets forth the responses of Callisto Pharmaceuticals, Inc., a Delaware corporation (the “Company” or “we”), to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 26, 2007 concerning the Company’s Registration Statement on Form S-3 (File No. 333-139971) filed with the Commission on January 12, 2007 (the “Registration Statement”).  We are authorized by the Company to provide the responses contained in this letter on behalf of the Company.

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in its letter to the Company dated January 26, 2007.  Amendment No. 1 to Form S-3 will exclude Panetta Partners Ltd. from the Selling Stockholders table.

Dollar value of underlying securities

1.                                      Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the Series A convertible preferred stock that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible preferred stock).

Closing Date	Number of shares underlying Series A Preferred Stock	Market Price of Common Stock on Closing Date
10/23/2006	1,400,000	$0.88
11/22/2006	896,667	$0.76
12/20/2006	4,094,667	$0.75
12/22/2006	1,423,666	$0.79
1/10/2007	373,333	$0.79

Total dollar value of the common stock underlying the Series A Preferred Stock registered for resale is $6,404,096

Payments to the investor and affiliates

2.                                      Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment.

Set forth below are the payments to Selling Stockholders in connection with the Series A Preferred Stock offering.

Selling Stockholder	Cash Payments		Common Stock Underlying Securities Issued		Market Price of Common Stock Underlying Securities Prior to Transaction	Exercise Price of Warrants Issued	Value of Securities Issued (1)
Mayflower Medical Ventures Ltd.	$96,250	(2)	116,667	(3)	$0.81	$0.75	$7,000
Beaufort International Associates Ltd.	$10,000	(4)	13,333	(5)	$0.81	$0.75	$800
Babington Microcap Management Ltd.	$334,155	(6)	744,760	(7)	$0.81	$0.75	$44,686
Salinas Strategic Health Care S.A.	$10,000	(8)	13,333	(9)	$0.81	$0.75	$800
Continental Advisors SA	$30,000	(10)	26,667	(11)	$0.81	$0.75	$1,600
Judson Cooper	0		157,000	(12)	$0.81	$0.75	$48,670	(13)
Joshua Schein	0		157,000	(12)	$0.81	$0.75	$48,670	(13)
Richard Stone	0		157,000	(12)	$0.81	$0.75	$48,670	(13)

 (1)          For purposes of this table, warrants issued are valued at the fair market value of the underlying common stock prior to the transaction less the exercise price of the warrant.

(2)          Consists of a 10% finders fee of $87,500 and a 1% non-accountable expense allowance of $8,750.

(3)          Consists of 116,667 shares issuable upon exercise of warrants which is 10% of the shares issuable upon conversion of the 87,500 shares of Series A Preferred Stock sold to the investors introduced to the Company by Mayflower.

(4)          Consists of a 5% finders fee of $10,000.

(5)          Consists of 13,333 shares issuable upon exercise of warrants which is 5% of the shares issuable upon conversion of the 20,000 shares of Series A Preferred Stock sold to the investors introduced to the Company by Beaufort.

(6)          Consists of a 10% finders fee of $257,042 and a 3% non-accountable expense allowance of $77,113.

(7)          Consists of 744,760 shares issuable upon exercise of warrants which is (i) 11% of the shares issuable upon conversion of the 249,350 shares of Series A Preferred Stock and upon exercise of the 3,324,669 warrants and (ii) 5% of the shares issuable upon conversion of the 20,000 shares of Series A Preferred Stock sold to the investors introduced to the Company by Babington.

(8)          Consists of a 10% finders fee of $10,000.

(9)          Consists of 13,333 shares issuable upon exercise of warrants which is 10% of the shares issuable upon conversion of the 10,000 shares of Series A Preferred Stock sold to the investors introduced to the Company by Salinas.

(10)          Consists of an 8% finders fee of $20,000 and a $10,000 performance fee.

(11)          Consists of  26,667 shares issuable upon exercise of warrants which is 8% of the shares issuable upon conversion of the 25,000 shares of Series A Preferred Stock sold to the investors introduced to the Company by Continental Advisors SA.

(12)          Consists of (i) 52,333 shares issuable upon exercise of 3,925 shares of Series A Preferred Stock and (ii) 104,667 shares issuable upon exercise of warrants. In the aggregate, Messrs. Cooper, Schein and Stone were to receive a cash finders fee of 10% of the amount invested by investors introduced to the Company by them and warrants equal to 10% of the shares underlying the Series A Preferred Stock issued to such investors.  In lieu of the cash finders fee, each of Messrs. Cooper, Schein and Stone received 3,925 shares of Series A Preferred Stock and 52,334 warrants. Additionally, each person received 52,334 warrants.

(13)          Common stock underlying 104,667 warrants is valued at $6,280 and common stock underlying the Series A Preferred Stock is valued at $42,390.

3.                                      Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible preferred stock and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible preferred stock.

Net proceeds to the Company from the sale of the Series A Convertible Preferred Stock was $5,543,095.  There are no additional payments to be made to any selling stockholder or any of their affiliates in the first year following the sale of the Series A Convertible Preferred Stock.

Potential profits on conversion

4.                                      Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•                  the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible preferred stock, presented in a table with the following information disclosed separately [in this comment, the reference to “securities underlying the convertible preferred stock” means the securities underlying the convertible preferred stock that may be received by the persons identified as selling shareholders]:

•                                          the market price per share of the securities underlying the convertible preferred stock on the date of the sale of the convertible preferred stock;

•                                          the conversion price per share of the underlying securities on the date of the sale of the convertible preferred stock, calculated as follows:

—                             if the conversion price per share is set at a fixed price, use the price per share established for the convertible preferred stock; and

—                             if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible preferred stock and determine the conversion price per share as of that date;

•                                          the total possible shares underlying the convertible preferred stock (assuming no interest payments and complete conversion of the convertible preferred stock);

•                                          the combined market price of the total number of shares underlying the convertible preferred stock, calculated by using the market price per share on the date of the sale of the convertible preferred stock and the total possible shares underlying the convertible preferred stock;

•                                          the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible preferred stock calculated by using the conversion price on the date of the sale of the convertible preferred stock and the total possible number of shares the selling shareholders may receive; and

•                                          the total possible discount to the market price as of the date of the sale of the convertible preferred stock, calculated by subtracting the total conversion price on the date of the sale of the convertible preferred stock from the combined market price of the total number of shares underlying the convertible profited stock on that date.

For purposes of this table, we have included those selling stockholders who own Series A Convertible Preferred Stock and beneficially own more than 1,000,000 shares of common stock prior to the Offering.

Series A Preferred Stockholder	Closing Date	Shares underlying Preferred Stock on Closing Date	Market Price of Common Stock on Closing Date	Conversion Price of Preferred Stock	Combined Market Price of Shares underlying Preferred Stock	Combined Conversion Price of Shares underlying Preferred Stock	Total Possible Discount to Market Price
Credit Suisse Client Nominees Limited	10/23/06	266,667	$0.88	$0.75	$234,667	$200,000	$34,667
Crescent International	10/23/06	400,000	$0.88	$0.75	$352,000	$300,000	$52,000
New England Partners Capital	10/23/06	333,333	$0.88	$0.75	$293,333	$250,000	$43,333
LP	12/20/06	333,333	$0.75	$0.75	$250,000	$250,000	0
Joshua and Eileen Schein	12/20/06	133,333	$0.75	$0.75	$100,000	$100,000	0
Ajax Partners	12/20/06	600,000	$0.75	$0.75	$450,000	$450,000	0
Judson Cooper	12/20/06	473,333	$0.75	$0.75	$355,000	$355,000	0
Early Bird BioInvestment Ltd.	12/20/06	1,066,667	$0.75	$0.75	$800,000	$800,000	0
Societe Bancaire Privee SA	12/20/06	933,333	$0.75	$0.75	$700,000	$700,000	0

5.                                       If there are provisions pertaining to the convertible preferred stock that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

                                                The Certificate of Designations, Number, Voting Powers, Preferences and Rights of  The Series A Convertible Preferred Stock includes a provision which states that other than pursuant to certain issuances, for the twelve (12) month period beginning on the effective date of the Registration Statement registering the resale of the shares of Common Stock underlying the Series A Preferred Stock by the Holder, if the Company at any time while the Series A Preferred Stock is outstanding, shall sell or grant any option to purchase or otherwise dispose of or issue any Common Stock or common stock equivalents entitling any Person to acquire shares of Common Stock, at an effective price per share less than the then conversion price (such lower price, the “Base Exercise Price”), then, the conversion price shall be reduced to an amount equal to the Base Exercise Price.

Total potential profit from other securities

6.                                      Please provide us, with. a view toward disclosure in the prospectus, with tabular disclosure of:

•                  the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

•                                          market price per share of the underlying securities on the date of the sale of that other security;

•                                          the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

—                                   if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and.

—                                   if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•                                          the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•                                          the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•                                          the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•                                          the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

For purposes of this table we have included only those Selling Stockholders who beneficially own more than 1,000,000 shares of common stock prior to the Offering.

Selling Stockholder	Date of Sale	Shares underlying Warrants or Options	Market Price of Common Stock on Date of Sale		Exercise Price of Warrants or Options	Combined Market Price of Shares underlying Warrants or Options	Combined Exercise Price of Shares underlying Warrants or Options	Total Possible Discount to Market Price
Credit Suisse Client	2/3/2006	71,750	$1.59		$1.60	$114,083	$114,800	$(717)
Nominees Limited	9/8/2006	161,868	$0.87		$1.00	$140,825	$161,868	$(21,043)
	10/23/2006	266,667	$0.88		$0.75	$234,667	$200,000	$(34,667)
Crescent International	2/3/2006	62,500	$1.59		$1.60	$99,375	$100,000	$(625)
	9/8/2006	141,000	$0.87		$1.00	$122,670	$141,000	$(18,330)
	10/23/2006	400,000	$0.88		$0.75	$352,000	$300,000	$52,000
New England Partners	10/23/2006	333,333	$0.88		$0.75	$293,333	$250,000	$43,333
Capital LP	12/20/2006	333,333	$0.75		$0.75	$250,000	$250,000	0
Joshua and Eileen	6/30/1997	33,334	$0.75		$0.75	$25,001	$25,001	0
Schein	6/30/1998	33,334	$0.75		$0.75	$25,001	$25,001	0
	10/1/1999	27,778	$0.75		$0.75	$20,834	$20,834	0
	1/21/2004	131,870	$4.00	*	$1.50	$527,480	$197,805	$329,675
	12/20/2006	104,666	$0.75		$0.75	$78,500	$78,500	0
Ajax Partners	12/20/2006	600,000	$0.75		$0.75	$450,000	$450,000	0
Judson Cooper	6/30/1997	33,334	$0.75		$0.75	$25,001	$25,001	0
	6/30/1998	33,334	$0.75		$0.75	$25,001	$25,001	0
	10/1/1999	27,778	$0.75		$0.75	$20,834	$20,834	0
	1/21/2004	131,871	$4.00	*	$1.50	$525,484	$197,807	$329,677
	12/20/2006	104,666	$0.75		$0.75	$78,500	$78,500	0
Early Bird BioInvestment Ltd.	12/20/2006	1,066,667	$0.75		$0.75	$800,000	$800,000	0
Societe Bancaire Privee SA	12/20/2006	933,333	$0.75		$0.75	$700,000	$700,000	0
Babington Microcap	1/1/2003	450,000	$0.75		$1.10	$337,500	$495,000	$(157,500)
Management Ltd.	11/11/2005	140,000	$1.10		$1.10	$154,000	$154,000	0
	2/3/2006	163,017	$1.59		$1.25	$259,197	$203,771	$55,426
	4/7/2006	10,000	$1.38		$1.25	$13,800	$12,500	$1,300
	10/23/2006	13,333	$0.88		$0.75	$11,733	$10,000	$1,733
	12/20/2006	649,294	$0.75		$0.75	$486,971	$486,971	0
	1/10/2007	82,133	$0.79		$0.75	$64,885	$61,600	$3,285

Selling Stockholder	Date of Sale	Shares underlying Warrants or Options	Market Price of Common Stock on Date of Sale	Exercise Price of Warrants or Options	Combined Market Price of Shares underlying Warrants or Options	Combined Exercise Price of Shares underlying Warrants or Options	Total Possible Discount to Market Price
Mercer Consultants Inc.	2/3/2006	212,500	$1.59	$1.60	$337,875	$340,000	$(2,125)
Goldeneye Biocapital	2/3/2006	50,000	$1.59	$1.60	$79,500	$80,000	$(500)
Limited	9/8/2006	112,800	$0.87	$1.00	$98,136	$112,800	$(14,364)
Eureka Science	2/3/2006	91,667	$1.59	$1.60	$145,751	$146,667	$(916)
Incubator S.A.R.L.	9/8/2006	206,800	$0.87	$1.00	$179,916	$206,800	$(26,884)
Salinas Strategic Health Care S.A.	4/7/2006	85,417	$1.38	$1.60	$117,875	$136,667	$(18,792)
	9/8/2006	192,700	$0.87	$1.00	$167,649	$192,700	$(25,051)
	12/20/2006	13,333	$0.79	$0.75	$10,533	$10,000	$533

*                    We do not believe such market price was indicative of the fair market value of the common stock at the time of issuance of the warrant since there was very limited trading in the Company’s common stock at such time.  From November 2003 through January 2004, the Company sold common stock in a private placement at $1.50 per share.  Additionally, the warrants have not been exercised and the underlying shares of common stock have not been registered.

Comparison of issuer proceeds to potential investor profit

7.                                      Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•                                          the gross proceeds paid or payable to the issuer in the convertible preferred stock transaction;

•                                          all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment 2;

•                                          the resulting net proceeds to the issuer; and

•                                          the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible preferred stock and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed, in response to Comments 3 and 4.

Gross Proceeds from Series A Preferred Stock Offering	Transaction Fees	Net Proceeds	Combined Total Possible Profit from Conversion of Series A Preferred Stock and other Convertible Securities Held by Series A Preferred Selling Stockholders
$6,023,500	$480,405	$5,543,095	$625,448

8.                                       Further, please provide us, with a view toward disclosure in the prospectus, with disclosure - as a percentage - of the total amount of all possible payments as disclosed in response to Comment 2 and the total possible discount to the market price of the shares underlying the convertible preferred stock as disclosed in response to Comment 3 divided by the net proceeds to the issuer from the sale of the convertible preferred stock.

A.                                   Transaction Fees as a percentage of Net Proceeds

$480,405/$5,543,095 = 8.7%

B.                                     Discount to Market Price of the shares underlying the Series A Preferred Stock as a percentage of Net Proceeds

From Response No. 1, we used a blended market price of $0.78 and the difference between the blended market price of $0.78 and the conversion price of the Series A Preferred Stock of $0.75 is $0.03 multiplied by 8,188,333 shares of common stock underlying the Series A Preferred Stock is $245,650.

$245,650/$5,543,095 = 4.4%

Prior transactions between the issuer and the selling shareholders

9.                                      Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure, of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•                                          the date of the transaction;

•                                          the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•                                          the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders.;

•                                          the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•                                          the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•                                          the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•                                          the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

For purposes of this table we have included only those Selling Stockholders who beneficially own more than 1,000,000 shares of common stock prior to the Offering.

Selling Stockholder	Date of Transaction	Number of Shares of Common Stock Outstanding prior to the Transaction	Number of Shares of Common Stock Outstanding prior to the Transaction (excluding Selling Shareholders, Affiliates and Affiliates of Selling Shareholders)	Number of Shares of Common Stock Issued or Issuable Pursuant to the Transaction	Percentage of Total Issued and Outstanding Securities (excluding Selling Shareholders, Affiliates and Affiliates of Selling Shareholders) Issued or Issuable in the Transaction	Market Price Per Share of Common Stock Prior to the Transaction	Current Market Price (1)
Credit Suisse	8/22/2005	31,238,893	24,213,870	103,093.4%		$1.02	$0.86
Client	2/3/2006	33,233,096	25,359,488	358,750	1.4%	$1.59	$0.86
Nominees	9/8/2006	38,454,931	25,707,906	219,268.9%		$0.88	$0.86
Limited	10/23/2006	39,194,996	28,625,459	533,334	1.9%	$0.81	$0.86
Crescent	2/3/2006	33,233,096	25,359,488	312,500	1.2%	$1.59	$0.86
International	9/8/2006	38,454,931	25,707,906	191,000.7%		$0.88	$0.86
	10/23/2006	39,194,996	28,625,459	800,000	2.8%	$0.81	$0.86
New England	12/23/2003	23,152,094	15,642,967	200,000	1.3%	$3.95	$0.86
Partners Capital	10/23/2006	39,194,996	28,625,459	666,666	2.3%	$0.81	$0.86
LP	12/20/2006	39,194,996	28,625,459	666,666	2.3%	$0.79	$0.86
Joshua and Eileen Schein	12/20/2006	39,194,996	28,625,459	423,666	1.5%	$0.79	$0.86
Ajax Partners	12/20/2006	39,194,996	28,625,459	1,200,000	4.2%	$0.79	$0.86
Judson Cooper	12/20/2006	39,194,996	28,625,459	1,103,666	3.9%	$0.79	$0.86
Early Bird BioInvestment Ltd.	12/20/2006	39,194,996	28,625,459	2,133,334	7.5%	$0.79	$0.86
Societe Bancaire Privee SA	12/20/2006	39,194,996	28,625,459	1,866,666	6.5%	$0.79	$0.86

Babington	2/3/2006	33,233,096	25,359,488	163,017	.6%.	$1.59	$0.86
Microcap	4/7/2006	37,713,264	25,712,906	10,000	04%	$1.42	$0.86
Management	10/23/2006	39,194,996	28,625,459	13,333.05%		$0.81	$0.86
Ltd	12/20/2006	39,194,996	28,625,459	649,294	2.3%	$0.79	$0.86
	1/10/2007	39,194,996	28,625,459	82,133	3%	$0.80	$0.86
Mercer Consultants Inc.	2/3/2006	33,233,096	25,359,488	1,062,500	4.2%	$1.59	$0.86
Goldeneye	2/3/2006	33,233,096	25,359,488	250,000	1.0%	$1.59	$0.86
Biocapital Limited	9/8/2006	38,454,931	25,707,906	152,800.6%		$0.88	$0.86
Eureka	8/22/2005	31,238,893	24,213,870	745,492	3.1%	$1.02	$0.86
Science	2/3/2006	33,233,096	25,359,488	458,334	1.8%	$1.59	$0.86
Incubator	9/8/2006	38,454,931	25,707,906	280,133	1.1%	$0.88	$0.86
S.A.R.L.
Salinas Strategic	4/7/2006	37,713,264	25,712,906	427,084	1.7%	$1.42	$0.86
Health Care	9/8/2006	38,454,931	25,707,906	261,033	1.0%	$0.88	$0.86
S.A.	12/20/2006	39,194,996	28,625,459	13,333.05%		$0.79	$0.86

(1) Closing sale price of the Company’s common stock on the American Stock Exchange as of January 31, 2007.

Comparison of registered shares to outstanding shares

10.                               Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•                                          the number of shares outstanding prior to the convertible preferred stock transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•                                          the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•                                          the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•                                          the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

•                                          the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in. the current transaction.

                In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

For purposes of this table we have included only those Selling Stockholders who beneficially own more than 1,000,000 shares of common stock prior to the Offering.

Selling Stockholder	Number of Shares of Common Stock Outstanding prior to the Series A Preferred Stock Transaction (excluding Selling Shareholders, Affiliates and Affiliates of Selling Shareholders)	Number of Shares of Common Stock Registered for Resale by Selling Stockholder in Prior Registration Statements	Number of Shares of Common Stock Registered for Resale by Selling Stockholder in Prior Registration Statements Still held by the Selling Stockholder	Number of Shares of Common Stock Sold in Registered Resale Transactions by the Selling Stockholder	Number of Shares of Common Stock Registered for Resale by Selling Stockholder in Current Transaction
Credit Suisse Client Nominees Limited	28,625,459	103,093	103,093	0	1,111,352
Crescent International	28,625,549	0	n/a	0	1,303,500
New England Partners Capital LP	28,625,549	200,000	200,000	0	1,333,332
Joshua and Eileen Schein	28,625,549	0	n/a	0	423,666
Ajax Partners	28,625,549	0	n/a	0	1,200,000
Judson Cooper	28,625,549	0	n/a	0	1,103,666
Early Bird BioInvestment Ltd.	28,625,549	0	n/a	0	2,133,334

Societe Bancaire Privee SA	28,625,549	0	n/a	0	1,866,667
Babington Microcap Management Ltd	28,625,549	0	n/a	0	1,367,777
Mercer Consultants Inc.	28,625,549	0	n/a	0	1,062,500
Goldeneye Biocapital Limited	28,625,549	0	n/a	0	402,800
Eureka Science Incubator S.A.R.L.	28,625,549	745,492	745,492	0	738,467
Salinas Strategic Health Care S.A.	28,625,549	0	n/a	0	701,450

The issuer’s intention and ability to make all payments, if any, on the convertible preferred stock and the presence or absence of short selling by the selling shareholders

11.                               Please provide us, with a view toward disclosure in the prospectus, with the following information:

•                                          whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•                                          whether — based on information obtained from the selling shareholders — any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position in the company’s stock, the following additional information.:

—                                   the date on which each such selling shareholder entered into that short position; and

—                                   the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible preferred stock transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible preferred stock transaction, before the filing or..” after the filing of the registration. statement, etc.).

There are no payments to be made on any of the securities to be registered in the registration statement.  We have no knowledge that any of the selling stockholders have an existing short position in the Company’s common stock.

Relationships between the issuer and selling shareholders

12.          Please provide us, with a view toward disclosure in the prospectus, with:

•                                          a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) — the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible preferred stock; and

•                                          copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible preferred stock.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

As disclosed in our response to Comment No. 2, the Company paid cash and issued warrants to purchase common stock to various entities and persons as finders fees in connection with the sale of the Series A Preferred Stock.

Mayflower Medical Ventures Ltd. had an oral agreement with the Company pursuant to which they received a fee of 10% of the proceeds  and warrants for 10% of the shares underlying the Series A Preferred Stock for investors introduced to the Company by them.  In addition, they were paid a 1% non-accountable expense allowance.

Beaufort International Associates Ltd. had an oral agreement with the Company pursuant to which they received a fee of 5% of the proceeds and warrants for 5% of the shares underlying the Series A Preferred Stock for investors introduced to the Company by them.

Babington Microcap Management Ltd. had an oral agreement with the Company pursuant to which they received a fee of 5% of the proceeds and warrants for 5% of the shares issuable upon conversion of the Series A Preferred Stock sold to the investors introduced to the Company by them.  In addition, they received a 3% non-accountable expense allowance.  In the event, Babington introduced investors to the Company who invested more than $2,000,000, Babington would be entitled to warrants for 11% of the shares issuable upon conversion of the shares of Series A Preferred Stock and upon exercise of the  warrants sold to such investors.  Babington and the Company also entered into a consulting agreement dated November 11, 2005 attached hereto as Exhibit A  pursuant to which for a six month term, Babington acted as a consultant to the Company with respect to, among other things, rendering advice on public and private offerings, arranging meetings with and presentations to institutional and professional investors in the US and Europe and alternative used of corporate assets.  Babington received $24,000 and warrants to purchase 140,000 shares of common stock at an exercise price of $1.10 per share which expire 5 years after the date of grant.

Salinas Strategic Health Care SA had an oral agreement with the Company pursuant to which they received a fee of 10% of the proceeds and warrants for 10% of the shares underlying the Series A Preferred Stock for investors introduced to the Company by them.

Continental Advisors SA has a written agreement with the Company dated as of September 15, 2006 and attached hereto as Exhibit B pursuant to which they received a fee of 8% of the proceeds and warrants for 10% of the shares underlying the Series A Preferred Stock for investors introduced to the Company by them.  In addition, the agreement allowed for a $10,000 performance fee.

Judson Cooper, Joshua Schein and Richard Stone had an oral agreement with the Company pursuant to which they were to receive an aggregate  fee of 10% of the proceeds and warrants for 10% of the shares underlying the Series A Preferred Stock for investors introduced to the Company by them. In lieu of the cash fee, each of Messrs. Cooper, Schein and Stone received 3,925 shares of Series A Preferred Stock and 52,334 warrants.

Prism Ventures LLC, which is owned 50% each by Judson Cooper and Joshua Schein, entered into a consulting agreement dated December 20, 2006 attached hereto as Exhibit C with the Company pursuant to which Prism will provide consulting services including, but not limited to, re-structuring the balance sheet for the Company, negotiating with creditors, retiring debt, contract negotiation, identify and evaluate merger or acquisition candidates for the Company, assist the Company in the identification, evaluation of such candidates and assist the Company in structuring mergers, consolidations, acquisitions, joint ventures and strategic alliances.  The agreement is for a 6 month term and the Company issued 147,188 warrants to Prism exercisable at $0.75 per share.

The method by which the number of registered shares was determined

13.                               Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the Selling Security Holders’ section of the prospectus.

For options and warrants, we listed the number of shares of common stock underlying such options and warrants. For the Series A Preferred Stock, we multiplied the number of shares of Series A Preferred Stock owned by each selling stockholder by $10 which is the stated value of each share of Series A Preferred Stock and divided such amount by $0.75 which is the conversion price for each share of Series A Preferred Stock.

Information regarding institutional selling shareholders

14.                               With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

On page 14 of Form S-3 in the Selling Stockholders section, we have a separate table which lists each legal entity which is a selling security holder and discloses the control person for each legal entity.

Please contact me at (212) 398-4627 if you have any questions or comments.

Very truly yours,

/s/ Jeffrey J. Fessler

Exhibit C

CONSULTING AGREEMENT

THIS AGREEMENT, made, entered into this 29th day of December 2006, by and between Prism Ventures, LLC, a Delaware limited liability company, (hereinafter referred to as "Consultant"), and Callisto Pharmaceuticals, Inc., a Delaware corporation (hereinafter referred to as "Company").

W I T N E S S E T H:

WHEREAS, Consultant desires to provide such consulting services for the Company as an independent contractor, with the understanding that it shall not be required to devote its full time to the business of the Company and shall be free to pursue other personal and business interests; and

WHEREAS, the Company is desirous of retaining the Consultant for the purpose of corporate planning and financial restructuring.

NOW, THEREFORE, in consideration of the premises, the mutual covenants of the parties herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, it is agreed as follows:

1.             CONSULTING ARRANGEMENT.

                1.1          Contract for Services.  The Company hereby contracts for the services of Consultant, and Consultant agrees to perform such duties and responsibilities and to render advice and consulting as may be requested by the Company during the term of this consulting arrangement in connection with the Company's business throughout the United States and world wide ("Consulting Arrangement").

                1.2          Services Rendered by Consultant.  Said consulting services shall include, but not be limited to, re-structuring the balance sheet for the Company, negotiating with creditors, retiring debt, contract negotiation, identify and evaluate merger or acquisition candidates for the Company, assist the Company in the identification, evaluation of such candidates, assist the Company in structuring mergers, consolidations, acquisitions, joint ventures and strategic alliances (hereinafter collectively referred to as “Acquisitions”), providing certain financial public relations services for the Company and other consulting services as the Company deems necessary directed toward strengthening the Company's financial and business position.

                1.3          Prohibited Services.  The services to be rendered by the Consultant to the Company shall under no circumstances include, directly or indirectly, the following: (i) any activities which could be deemed by the Securities and Exchange Commission to constitute investment banking or any other activities required the Consultant to register as a broker-dealer under the Securities Exchange Act of 1934; (ii) any activities which could be deemed to be in connection with the offer or sale of securities in a capital-raising transaction; or (iii) any market making or promotional activities regarding or involving the Company’s common stock.

2.             RELATIONSHIP BETWEEN PARTIES.  During the term of the Consulting Arrangement, Consultant shall be deemed to be an independent contractor.    Consultant shall not be considered as having an employee status vis-a-vis the Company, or by virtue of the Consulting Arrangement being entitled to participate in any plans, arrangements or distributions by the Company pertaining to or in connection with any pension, stock, bonus, profit sharing, welfare benefits, or similar benefits for the regular employees of the Company.  The Company shall not withhold any taxes in connection with the compensation due Consultant hereunder, and Consultant and its principals and shareholders will be responsible for the payment of any such taxes and hereby each agree to indemnify the Company against nonpayment thereof.

3.             COMPENSATION FOR THE CONSULTING ARRANGEMENT.

                3.1  Payment for  Consulting Services.  In consideration for  services rendered by the Consultant, the Company shall issue to Consultant or its designees six year warrants to purchase 147,188 shares of its common stock with an exercise price of $0.75 per share .

                3.2          Expenses.  All expenses of the Consultant shall be borne by the Consultant unless otherwise agreed to in writing by the Company.

4.             EFFECTIVE DATE, TERM AND TERMINATION.  This Agreement shall be effective as of December 29, 2006 (the “Effective Date”), and shall continue for a period of six (6) months (the "Consulting Period").  This Agreement may be terminated at any time by the expressed written consent of the parties hereto.

5.             CONFIDENTIALITY COVENANTS.

5.1           Acknowledgments by the Consultant.  The Consultant acknowledges that (a) during the Consulting Period and as a part of his Consulting Arrangement, the Consultant will be afforded access to Confidential Information (as defined below); (b) public disclosure of such Confidential Information could have an adverse effect on the Company and its business; (c) because the Consultant possesses substantial technical expertise and skill with respect to the Company's business, the Company desires to obtain exclusive ownership of each Consultant Invention (as defined below), and the Company will be at a substantial competitive disadvantage if it fails to acquire exclusive ownership of each Consultant Invention; (d) the provisions of this Section 5 are reasonable and necessary to prevent the improper use or disclosure of Confidential Information and to provide the Company with exclusive ownership of all Consultant Inventions and other work product.

5.2           Agreements of the Consultant.  In consideration of the compensation and benefits to be paid or provided to the Consultant by the Company under this Agreement, the Consultant covenants as follows:

(a)           Confidentiality. During and following the Consulting Period for a period of not less than three years, the Consultant will hold in confidence the Confidential Information and will not disclose it to any person except with the specific prior written consent of the Company or except as otherwise expressly permitted by the terms of this Agreement.

(i)            Any trade secrets of the Company will be entitled to all of the protections and benefits under New York Statutes and common law and any other applicable law. If any information that the Company deems to be a trade secret is found by a court of competent jurisdiction not to be a trade secret for purposes of this Agreement, such information will, nevertheless, be considered Confidential Information for purposes of this Agreement.

 (ii)          None of the foregoing obligations and restrictions applies to any part of the Confidential Information that the Consultant demonstrates was or became generally available to the public other than as a result of a disclosure by the Consultant.

(iii)          The Consultant will not remove from the Company's premises any document, record, notebook, plan, model, component, device, or computer software or code, whether embodied in a disk or in any other form (collectively, the "Proprietary Items"). The Consultant recognizes that, as between the Company and the Consultant, all of the

Proprietary Items, whether or not developed by the Consultant, are the exclusive property of the Company. Upon termination of this Agreement by either party, or upon the request of the Company during the Consulting Period, the Consultant will return to the Company all of the Proprietary Items in the Consultant's possession or subject to the Consultant's control, and the Consultant shall not retain any copies, abstracts, sketches, or other physical embodiment of any of the Proprietary Items.

(b)           Consultant Inventions.  Each Consultant Invention will belong exclusively to the Company.  The Consultant acknowledges that all of the Consultant's writing, works of authorship, and other Consultant Inventions or work product, are works made for hire and the property of the Company, including any copyrights, patents, or other intellectual property rights pertaining thereto.  If it is determined that any such works are not works made for hire, the Consultant hereby assigns to the Company all of the Consultant's right, title, and interest, including all rights of copyright, patent, and other intellectual property rights, to or in such Consultant Inventions.  The Consultant covenants that it will promptly:

(i)            disclose to the Company in writing any Consultant Invention;

(ii)           assign to the Company or to a party designated by the Company, at the Company's request and without additional compensation, all of the Consultant's right to the Consultant Invention for the United States and all foreign jurisdictions;

(iii)          execute and deliver to the Company such applications, assignments, and other documents as the Company may request in order to apply for and obtain patents or other registrations with respect to any Consultant Invention in the United States and any foreign jurisdictions;

(iv)          sign all other papers necessary to carry out the above obligations; and

(v)           give testimony and render any other assistance in support of the Company's rights to any Consultant Invention.

5.3           Disputes or Controversies.  The Consultant recognizes that should a dispute or controversy arising from or relating to this Agreement be submitted for adjudication to any court, arbitration panel, or other third party, the preservation of the secrecy of Confidential Information may be jeopardized. All pleadings, documents, testimony, and records relating to any such adjudication will be maintained in secrecy and will be available for inspection by the Company, the Consultant, and their respective attorneys and experts, who will agree, in advance and in writing, to receive and maintain all such information in secrecy, except as may be limited by them in writing.

5.4           Definitions.

(a)           For the purposes of this Section 5, "Confidential Information" shall mean any and all:

(i)            trade secrets concerning the business and affairs of the Company, product specifications, data, know-how, formulae, compositions, processes, designs, sketches, photographs, graphs, drawings, samples, inventions and ideas, past, current, and planned research and development, current and planned manufacturing or distribution methods and processes, customer lists, current and anticipated customer requirements, non-public financial or business information, price lists, market studies, business plans, computer software and programs (including object code and source code), computer software and database technologies, systems, structures, and architectures and related formulae, compositions, processes, improvements, devices, know-how, inventions, discoveries, concepts, ideas, designs, methods and information;

(ii)           information concerning the business and affairs of the Company, including but not limited to historical financial statements, financial projections and budgets, historical and projected sales, capital spending budgets and plans, the names and backgrounds of key personnel, personnel training and techniques and materials, and other important corporate information and documents; and

(iii)          notes, analysis, compilations, studies, summaries, and other material prepared by or for the Company containing or based, in whole or in part, on any information included in the foregoing.

(b)           For the purposes of this Section 5, "Consultant Invention" shall mean any idea, analysis, compilation, invention, technique, modification, process, or improvement (whether or not subject to patent, copyright or trademark protection), any industrial design (whether registerable or not), and any work of authorship (whether or not copyright protection may be obtained for it) created, conceived, or developed by the Consultant, either solely or in conjunction with others, during the Consulting Period, or a period that includes a portion of the Consulting Period, that relates in any way to, or is useful in any manner in, the business then being conducted or proposed to be conducted by the Company, and any such item created by the Consultant, either solely or in conjunction with others, following termination of the Consultant's Consulting

Arrangement with the Company, that is based upon or uses Confidential Information.

6.             NOTICES.  All notices, consents, waivers, and other communications under this Agreement must be in writing and will be deemed to have been duly given when (a) delivered by hand (with written confirmation of receipt), (b) sent by facsimile (with written confirmation of receipt), provided that a copy is mailed by registered mail, return receipt requested, or (c) when received by the addressee, if sent by a nationally recognized overnight delivery service (receipt requested), in each case to the appropriate addresses and facsimile numbers set forth below (or to such other addresses and facsimile numbers as a party may designate by notice to the other parties):

If to the Company:	Callisto Pharmaceuticals, Inc.
420 Lexington Avenue, Suite 1609
New York, New York 10170

If to the Consultant:	Prism Ventures, LLC

7.             BINDING EFFECT.  This Agreement shall extend to, shall inure to the benefit of and shall be binding upon all the parties hereto and upon all of their respective heirs, successors and representatives.

8.             ENTIRE AGREEMENT.  This Agreement, including the agreements incorporated by reference, contains the entire Agreement among the parties hereto with respect to the matters contemplated hereby and supersedes all prior agreements and undertakings between the parties with respect to such matters.  This Agreement may not be amended, modified or terminated in whole or in part, except in writing, executed by each of the parties hereto.

9.             INDEMNIFICATION.  Consultant hereby agrees to hold harmless and indemnify Company from and against any and all loss, damage, expense, and cost (including reasonable attorneys' fees incurred in connection with the same) incurred by Company as a result of Consultant's breach of any covenant or agreement made herein or any other action committed by the Consultant in the course of performing his duties hereunder.

10.          SPECIFIC PERFORMANCE.  The Consultant acknowledges that any violation of the restrictive covenants or confidentiality provisions in this agreement would result in damages to the Company that are imminent and irreparable in nature and are further difficult to measure in terms of monetary damages.  It is acknowledged and agreed by Consultant that any breach of these provisions shall constitute irreparable injury to the Company and Consultant consents to the entry of a temporary, preliminary and permanent injunction without need of a bond to prevent any such injury to the Company.

11.          SEVERABILITY.  Should any part of any provision of this Agreement be declared invalid by a court of competent jurisdiction, such decision or determination shall not affect the validity of any remaining portion of such provision or any other provision and the remainder of the Agreement shall remain in full force and effect and shall be construed in all respects as if such invalid or unenforceable provision or portion thereof were not contained herein.  In the event of a declaration of invalidity, the provision or portion thereof declared invalid shall not necessarily be invalidated in its entirety, but shall be observed and performed by the parties to the Agreement to the extent such provision is valid and enforceable.

12.          SECTION HEADINGS.  The section headings contained herein are for convenience of reference only and shall not be considered any part of the terms of this Agreement.

13.          CHOICE OF LAW.  This Agreement shall be interpreted and performed in accordance with the laws of the State of New York, and the parties agree, notwithstanding the principles of conflicts of law, that the internal laws of the State of New York shall govern and control the validity, interpretation, performance, and enforcement of this Agreement.  Venue for any action under this Agreement shall rest in the Courts of New York County in the State of New York.

IN WITNESS WHEREOF, Consultant has hereunto put its hand, and the Company has caused this instrument to be executed in its corporate name by its duly authorized officer, all as of the day and year first above written.

CONSULTANT:	COMPANY:

By:	By:
Name:		Name: Gary S. Jacob
Title: Managing Member		Title: Chief Executive Officer

Exhibit A

CAPITAL MARKETS CONSULTING AGREEMENT

This Agreement is made and entered into as of the 11th day of November 2005 by and between Babington Microcap Management Ltd. (“Consultant”) and Callisto Pharmaceuticals, Inc. (the “Company”).

In consideration of the mutual promises made herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.             Purpose: The Company hereby engages Consultant for the term specified in Paragraph 2 hereof to render consulting advice to the Company relating to the capital markets upon the terms and conditions set forth herein.

2.             Term:     Except as otherwise specified in paragraph 4 hereof, this Agreement shall be effective for the period of six (6) months beginning on the date first written above.

3.             Duties of Consultant:  During the term of this Agreement, Consultant shall provide the Company with such regular and customary capital markets and corporate finance consulting advice as is reasonably requested by the Company, provided that Consultant shall not be required to undertake duties not reasonably within the scope of this Agreement.  It is understood and acknowledged by the parties that the value of Consultant’s advice is not readily quantifiable, and that although Consultant shall be obligated to render the advice contemplated by this Agreement upon the reasonable request of the Company, in good faith, Consultant shall not be obligated to spend any specific amount of time in so doing. Consultant’s duties may include but will not necessarily be limited to, providing recommendations concerning the following matters:

a.            Rendering advice with regard to any of the following capital markets and corporate finance matters:

(i)                                     Capitalization of the Company;

(ii)                                  Offerings of securities in public and private transactions;

(iii)                               Alternative uses of corporate assets;

(iv)                              Structure and use of debt;

(v)                                 Sales of stock by insiders pursuant to Rule 144 or otherwise;

(vi)                              Strategic plan of the Company; and

(vii)                           Meetings with and presentations to institutional and professional individual investors in the U.S. and Europe.

4.             Compensation:  In consideration for the services rendered by Consultant to the Company pursuant to this Agreement, the Company agrees to pay Consultant $24,000 upon execution of this Agreement.  In addition, the Company will issue to the Consultant 140,000

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warrants to purchase common stock of the Company at an exercise price of $1.10 per share.  Such warrants shall be immediately exercisable and shall expire five (5) years from the date hereof.

5.             Liability of Consultant:  The Company acknowledges that all opinions and advice (written or oral) given by Consultant to the Company in connection with Consultant’s engagement are intended solely for the benefit and use of the Company in considering the transaction to which they relate, and the Company agrees that no person or entity other than the Company shall be entitled to make use of or rely upon the advice of Consultant to be given hereunder, and no such opinion or advice shall be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose, nor may the company make any public references to Consultant, or use Consultant’s name in any annual reports or any other reports or releases of the Company without Consultant’s prior written consent.  Consultant’s maximum liability shall not exceed the cash compensation received from the Company.

6.             Consultant’s Services to Others:  The Company acknowledges that Consultant or its affiliates are in the business of providing financial services and consulting advice to others.  Nothing herein contained shall be construed to limit or restrict Consultant in conducting such business with respect to others, or in rendering such advice to others.

7.             Company Information:

a.             The Company recognizes and confirms that, in advising the Company and in fulfilling it engagement hereunder, Consultant will use and rely on data, material and other information furnished to Consultant by the Company.  The Company acknowledges and agrees that in performing its services under this engagement, Consultant may rely upon the data, material and other information supplied by the Company without independently verifying the accuracy, completeness or veracity of same.  The Company agrees to notify Consultant in writing via overnight courier, facsimile or e-mail of any material event and/or change with in twenty-four hours of its occurrence.

b.             Except as contemplated by the terms hereof or as required by applicable law, Consultant shall keep confidential all material non-public information provided to it by the Company, and shall not disclose such information to any third party, other than such of its employees and advisors as Consultant determines to have a need to know.

8.             Consultant an Independent Contractor:  Consultant shall perform its services hereunder as an independent contractor and not as an employee of the Company or an affiliate thereof.  It is expressly understood and agreed to by the parties hereto that Consultant shall have no authority to act for, represent or bind the Company or any affiliate thereof in any manner, except as may be agreed to expressly by the Company in writing from time to time.

9.             Termination: Either party at anytime with thirty (30) days prior written notice may terminate this Agreement.

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10.           Miscellaneous:

a.             This Agreement between the Company and Consultant constitutes the entire agreement and understanding of the parties hereto, and supersedes any and all previous agreements and understandings, whether oral or written, between the parties with respect to the matters set forth herein.

b.             Any notice or communication permitted or required hereunder shall be in writing and shall be deemed sufficiently given if hand-delivered or sent (i) postage prepaid by registered mail, return receipt requested, or (ii) by facsimile, to the respective parties as set forth below, or to such other address as either party may notify the other in writing.

If to the Company, to:	Callisto Pharmaceuticals, Inc.
420 Lexington Avenue, Suite 1609
New York, New York 10170
Attention: Gary S. Jacob, CEO

If to Consultant, to:	Babington Microcap Management Ltd.

c.             This Agreement shall be binding upon and inure to the benefit of each of the parties hereto and their respective successors, legal representatives and assigns.

d.             This Agreement may be executed in any number of counterparts, each of whom together shall constitute one and the same original document.

e.             No provision of this Agreement may be amended, modified or waived, except in a writing signed by all of the parties hereto.

f.              This Agreement shall be construed in accordance with and governed by the laws of the State of New York, without giving effect to conflict of law principles.  The parties hereby agree that any dispute which may arise between them arising out of or in connection with this Agreement shall be adjudicated before a court located in New York, and they hereby submit to the exclusive jurisdiction of the courts of the State of New York with respect to any action or legal proceeding commenced by any party, and irrevocably waive any objection they now or hereafter may have respecting the venue of any such action or proceeding brought in such a court or respecting the fact that such court is an inconvenient forum, relating to or arising out of this Agreement, and consent to the service of process in any such action or legal proceeding by means of registered or certified mail, return receipt requested, in care of the address set forth in Paragraph 10(b) hereof.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed, as of the date first above written.

CONSULTANT

By:
Name:
Title:

COMPANY

By:
	Name:	Gary S. Jacob
	Title:	Chief Executive Officer

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Exhibit B

Continental Advisors SA

38, Rue de la Faiencerie

L-1510 Luxembourg

Continental Advisors SA (Hereafter “CA”) is pleased to serve on a non-exclusive basis as a sales agent consultant for Callisto Pharmaceuticals, Inc. and its affiliates (Hereafter “The Company”).  The Company has advised us that it would like to secure a US$2.000.000 financing in a private placement through the Company’s issuance of  Preferred Equity (The “Securities”), in accordance with the terms and conditions set forth below.  This agreement will be in effect as of 15 September 2006 for one hundred eighty (180) days or completion of the US$2.000.000 round, whichever comes first.

1.               The Company hereby appoints CA as a placement  agent in connection with the sales of the Securities and authorizes CA to arrange a Private Placement of the Securities (“The Offering”).  CA hereby agrees to reasonable efforts to introduce you to persons or entities who may be interested in purchasing the Securities to be made directly by the Company to purchasers pursuant to agreements entered into by the purchasers and the Company (The “Private Placement Memorandum”).

2.               As compensation for CA’s services hereunder, the Company will promptly pay to CA fees as follows:

a)              Sign-On Fee:  $5.000 sign-on fee, payable immediately after sign-on. This fee will cover our assistance with preparing the presentation material and travel time allocated to the roadshow, normally up to 5 working days. The Company agrees to pay an additional $10,000 performance fee with the successful closing of a financing. The Company agrees to pay its roadshow expenses including airfare, hotels and meals during travel and luncheons.

b)             Consultancy Fee:  8% of the aggregate gross proceeds of the Securities sold to investors introduced to the Company through CA’s efforts, if the total financing is under US$1,000,000.  9% of the aggregate gross proceeds of the Securities sold to investors introduced to the Company through CA’s efforts, if the total financing is greater than US$1,000,000.  Closing shall occur when wire transfer funds are in the escrow account agreed upon by CA and the Company.  The Company agrees not to contact any of CA’s clients directly, unless authorized to do so by CA, and to have all subscription documents be sent in duplicate to CA’s office.

c)              Warrant Coverage:  8% of the Securities sold through CA’s efforts (excluding warrants), payable in Warrants exercisable into the Company’s Common Stock, if the total financing is under US$ 1,000,000.  9% of the Securities sold through CA’s efforts (excluding warrants), payable in Warrants exercisable into the Company’s Common Stock, if the total financing is greater than US$ 1,000,000.  Expiration date shall not be less than three (3) years, unless Warrants are issued as part of the Offering, then shall have the same expiration date of Warrants issued.  Warrant exercise price shall be the same price of the Company’s Common Stock issued at the time of the Offering, unless Warrants are issued as part of the Offering, then shall have the same exercise price of Warrants issued.

d)             Any future funds raised from investors in this round are subject to the same conditions as above in parts 2-b, 2-c, and 2-d.

3.               The Company and CA agree that:

a)              The Company will furnish CA with such information including financial statements with respect to the business, operations, assets and liabilities of the company.  The Company will provide CA with access to the Company’s officers, directors, accountants, counsel, business partners, and agents for any reasonable request in order to permit it to assist the Company in preparing materials to provide prospective investors in the Private Placement and for use in connection with the Offering.  CA may rely upon the accuracy and completeness of such information without independent verification.  The Company will be solely responsible for any and all  written communication describing the Company, its business, or the Offering.  The Company represents and warrants that the Private Placement materials  and such other communication will not, as the date of the offer or sale of the Securities, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statement therein, in light of the circumstances under which they were made, are not misleading.

b)             The Company will allow CA access to information regarding the receipt of funds in the escrow account designated by the Company and CA, and undertakes to make prompt delivery of share certificates to investors in a period not to exceed 15 days from the receipt of fund.

4.               If in connection with the services or matters that are the subject of this Agreement an Indemnified Person (as defined below) becomes involved in any capacity in any actual lawsuit, claim or other proceeding, the Company shall immediately reimburse such Indemnified Person for  all reasonable out-of-pocket legal or other expenses reasonably incurred by such Indemnified Person in connection with investigating, preparing to defend or defending such lawsuit, claims or proceedings.  The Company also agrees to indemnify each Indemnified Person from and hold them harmless against any and all losses, claims, damages, liabilities or expenses to which they may become subject (i) arising out of or based upon any untrue statement of a material fact contained in a Private Placement Memorandum provided to any actual or  provided to any actual or prospective purchaser of the Securities or arising out of or based upon the omission or alleged omissions state therein a material fact required to be stated therein  or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading or (ii) arising in any manner out of or in connection with this Agreement of the services or matters which are the subject of this Agreement, including, without limitation, the offer and sale of the Securities; provided, however, that the Company shall not be liable under clause (ii) of this paragraph in respect of any loss, claim, damage liability or expenses incurred by an Identified Person to the extent that it is finally judicially determined that such loss, claim, damage or liability resulted directly from the gross negligence or willful misconduct of that party in the performance of its services hereunder.

If any action or proceeding (including any governmental investigation) shall be brought or asserted against any Indemnified Person in respect of which indemnity may be sought from the Company hereunder, such Indemnified Person shall promptly notify the Company in writing and the company shall assume the defense thereof, including the employment of counsel reasonably satisfactory to such Indemnified Person and the payment of all expenses.  Such Indemnified Person shall have the right to employ separate counsel in any such action and to participate in the defense thereof, but the fees and expenses of such counsel shall be that of such Indemnified Person unless (a) the Company has agreed to pay such fees and expenses or (b) the Company shall have failed to assume the defense of such action or proceedings and employ counsel reasonably satisfactory to such Indemnified Person in any such proceeding or  (c) the named parties in any such action or proceedings (including any imp leaded parties) include both such Indemnified Person and the Company and such Indemnified Person shall have been advised by counsel that there may be one or more legal defenses available to the Indemnified Person (in which case, if such Indemnified Person notifies the Company, the Company shall not have the right to assume the defense of such action or proceeding on behalf of such Indemnified Person), it being understood, however, that the Company then shall have the right to employ separate counsel at it’s own expenses and to participate in the defense thereof and shall not, in connection with any one such action or proceeding or separate but substantially similar or related actions or proceedings in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable expenses of more than one separate firm of attorneys at any time for any indemnified persons, which firm shall be designated in writing by CA.

The Company agrees that all the indemnification and reimbursement commitments set forth in this paragraph 4: (A) shall apply whether or not any Indemnified Person in a party to any such actual lawsuit, claim or other proceeding and that the Indemnified Person shall be entitled to retain one separate counsel of its choice in connection with any of the matters to which such commitments relate and (B) are in addition to any liability that the Company may otherwise have to CA.  The Company will not, without prior written consent of CA, which consent shall not be unreasonably withheld, settles or compromise or consent to entry of any judgment in any pending claim, action, suit or proceeding in respect of which indemnification may be sought hereunder (whether or not CA or any person who controls CA within the meaning of Section 20 of the US Securities Exchange Act of 1934 is a party to such claim, action suit or proceeding), unless such settlement, compromise or consent includes an unconditional release of CA and each such controlling person from all liability arising out of such claim, action, suit or proceeding.

5.               CA will not have any obligation in connection with the Private Placement of the Securities contemplated by this Agreement except as expressly provided in the Agreement.  In no event shall CA be obligated to underwrite or otherwise purchase Securities for its own account.

6.               The appointment and authorization of CA under paragraph 1 of this Agreement shall terminate 90 days from the of this Agreement or at such other time as may be mutually agreed upon by the Company and CA (“The Termination Date”) provided that the Company shall remain responsible for the reimbursement, indemnification and contribution obligations of the Company under paragraph 4 of this Agreement.  If during a period of six months following the Termination Date, the Company obtains any financing from purchasers which were contacted by CA in its capacity as placement agent hereunder (as evidenced by a list certified as accurate by officers of CA of such purchasers delivered by CA to the Company within 30 days after the Termination Date) then the Company shall pay CA upon the completion of such sale fee equal to the fee which would have been payable to CA pursuant to paragraph 2 if the sale had occurred during the period (“The Term”) commencing with the date of this Agreement and ending with the Termination Date.

7.               The Company represents and warrants that this Agreement has been duly authorized and constitutes a legal, valid and binding obligation of the Company under applicable law enforceable against the Company in accordance with its terms and that this Agreement does not, and the offering and sale of the Securities will not, conflict with, violate or constitute a indebtedness or other material agreement building upon or affecting the Company or its properties.

8.               The invalidity or unenforceability of any provision of this Agreement shall not effect other provisions of this agreement, which shall remain in full force and effect.

9.               The Company or its agents shall not contact CA’s clients directly or indirectly, unless authorized to do so by CA.

10.         This Agreement may not be amended or modified except in writing signed by each of the parties hereto and shall be governed by and constructed in accordance with the laws of The Grand Dutchy of Luxembourg without giving effect to the conflict of the laws principles thereof.

If the foregoing correctly sets forth the understanding and agreement between CA and the Company, please so indicate in the space provided for that purpose below, whereupon this letter shall constitute a binding agreement between us as of the first date written above.

Continental Advisors SA		15 September 2006	Callisto Pharmaceuticals, Inc.
Riccardo Moraldi, Director			Gary S. Jacob, Ph.D.
By:	/s/ Riccardo Moraldi		By:	/s/ Gary S. Jacob